CG Variable Annuity Account I: CIK 0000205147

This submission is being made solely to obtain a new 1933 Act Number for the following variable annuity product under Connecticut General Life Insurance Company’s separate account CG Variable Annuity Account I (811-01664) for the purposes of correcting incorrectly filed CIK numbers. The separate account is administered by Prudential Retirement Insurance and Annuity Company:

Contract: CG Group Variable Qualified Annuity (Contract ID C000219475)

Previous filings for this contract may be found under CIK 0000310967 and 1933 Act Number 002-33024.